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February 3, 2021
W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Sonny Oh Division of Investment Management Office of Insurance Products Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Metropolitan Life Insurance Company Post-Effective Amendment No. 7 filed November 20, 2020 (File No. 033-32813)

Dear Mr. Oh:

On November 20, 2020, Metropolitan Life Insurance Company (“MLIC”) and its separate account, Metropolitan Life Separate Account UL (“Separate Account UL” or the “Registrant”), filed Post-Effective Amendment No. 7 (File No. 033-32813) (the “Amendment”) relating to the registration statement on Form N-6 for its Flexible Premium Variable Universal Life Insurance Policies (the “Policies”). On behalf of MLIC and Separate Account UL, we are responding to the comments that you provided to us orally on January 4, 2021 in connection with the Amendment.

For ease of reference, each of the Staff’s comments is set forth in the grid below, followed by MLIC’s response. Page references are to the as-filed version of the Amendment. To the extent that MLIC’s responses herein refer to proposed revisions to disclosure in the Amendment, changed pages reflecting such revisions are being filed herewith; final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits will be filed in an amendment filed pursuant to paragraph (b) of Rule 485.

Comment #	Document Location	SEC Comment	Registrant Response
1.	General	Please update the date on the 485(b) filing	The Registrant will make the requested change.

2.	General	Please consider renumbering the pages in the prospectus.	The Registrant will make the requested change.

3.	Prospectus Cover	Please confirm that the Policy name on the cover page of the prospectus matches the Edgar class identifier. The class identifier on EDGAR currently reads UL II 1990-93.	The Registrant respectfully declines to make the requested change on the cover page of the Prospectus, but will update the class identifier on EDGAR to reflect the marketing name of the Policy.

4.	Prospectus Cover	Please consider removing the list of investment options from the cover page and adding a cross reference to Appendix A.	The Registrant will make the requested change.

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Sonny Oh

February 3, 2021

5.	Prospectus Cover	Please consider dropping the first paragraph on page A-3, as this information will be included in the key information table.	The Registrant will make the requested change.

6.	Prospectus Cover	Please consider removing paragraph relating to FDIC insurance on page A-3.	The Registrant respectfully declines to make the requested change because it has historically included this disclosure, which at one point was disclosure requested by the Staff.

7.	Prospectus Cover	Please provide information on how to contact the Company under “Important Information.”	The Registrant will make the requested change.

8.	Prospectus Cover	Please reduce the length of the cover pages of the prospectus.	The Registrant will make the requested change.

9.	Table of Contents	Please add headings for “Overview of the Policy,” “Fee Tables” and “Risks” in the table of contents, and remove the headings “Important Information” and “Summary of the Policy.”	The Registrant will make the requested changes.

10.	Definitions (pages A-5 and A-6)	Please distinguish the term “Fund” from the term “Portfolio.”	For the information of the Staff, for mutual funds organized as a series trust or series company, the Registrant is drawing a distinction between the trust or company (a “Fund”) and the underlying series (a “Portfolio”) available as investment options under the Policies..

11.	Definitions (page A-8)	Please delete the first sentence of the last paragraph on page A-8 because the prospectus describes all investment options, including the fixed account. Please move the second sentence of the paragraph to the definition of “Fixed Account” on page A-5.	The Registrant will make the requested changes.

12.	Key Information and Other Tables	Please add grid lines to the key information table and other tables in the prospectus.	The Registrant will make the requested changes to the key information table and other tables in the prospectus.

13.	Key Information Table (Page A-9)	Please delete the sentence appearing before the Key Information Table.	The Registrant will make the requested change.

14.	Key Information Table (Page A-9)	Please use the heading “Charges for Early Withdrawals,” per Instruction 1(a) to Item 2 of Form N-6.	The Registrant will make the requested change.

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Sonny Oh

February 3, 2021

15.	Key Information Table (Page A-9)	Please provide the charges for early withdrawals as a percentage rather than $40 per thousand, per instruction 2(a) to Item 2 of Form N-6.	The Registrant will make the requested change.

16.	Key Information Table (Page A-9)	Please present the charges for early withdrawals as a maximum, not a range.	The Registrant will make the requested change.

17.	Key Information Table (Page A-9)	Under the heading “Ongoing Fees and Expenses–” please consider deleting the monthly administration fee because it is no longer applicable. Please also consider deleting footnote 6 to the fee table on page A-15, which also refers to the monthly administration fee.

The Registrant respectfully declines to delete the statement about the monthly administration fee because there are currently-imposed monthly administration charges; only the first year additional administration charge is no longer applicable.

The Registrant will remove Footnote 6 to the fee table on page A-15.

18.	Key Information Table (Page A-9)	Please replace the paragraph discussing mortality and expense risk changes with a more succinct description, per instruction 1(c) to Item 2 of Form N-6.	The Registrant will make the requested change.

19.	Key Information Table (Page A-9)	For “Transaction Charges” please provide a more specific cross reference in response to “Location in Prospectus.”	Additional detail will be added to “Location in Prospectus.”

20.	Key Information Table (Page A-10)	Please delete the reference to Footnote 2 in the “Annual Fee” table or provide the corresponding footnote.	The Registrant will make the requested change.

21.	Key Information Table (Page A-10)	Please add a reference to the fixed account under “Risks Associated with Investment Options.”	The Registrant will make the requested change.

22.	Key Information Table (Page A-10)	Please expand the disclosure under “Insurance Company Risks” to include the fixed account.	The Registrant will make the requested change.

23.	Key Information Table (Page A-10)	Please change the heading “Policy Lapse” to “Contract Lapse”. Pursuant to Instruction 3(e) to Item 2 of Form N-6, please also disclose any costs pursuant to reinstating a lapsed policy and disclose that death benefits will not be paid if the policy has lapsed.	The Registrant will make the requested heading change. The Registrant will disclose that no death benefit will be paid if policy lapses. For the information of the Staff, there are no additional costs for reinstating the Policy beyond the premium required to reinstate the Policy.

24.	Key Information Table (Page A-11)	Please change the heading “Investment Options” to “Investments.”	The Registrant will make the requested change.

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Sonny Oh

February 3, 2021

25.	Key Information Table (Page A-11)	If applicable, please disclose whether an optional benefit may be modified or terminated by the Registrant, and whether withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit, pursuant to Instruction 4(b) to Item 2 of Form N-6.	For the information of the Staff, the Registrant may not modify or terminate the optional benefits, and withdrawals that exceed specified limits do not reduce any benefit by an amount greater than the value withdrawn or terminate the benefit.

27.	Key Information Table (Page A-11)	Under the heading “Tax Implications,” please replace “deferral” with “benefit,” and please confirm whether the Policy is available through a tax-qualified plan or individual retirement account.	The Registrant will make the requested change and confirms that the Policy is available through a tax-qualified plan or individual retirement account.

26.	Key Information Table (Page A-12)	Under the heading “Exchanges” please add disclosure regarding exchanges per item 8(b)(3) of Form N-6, with a focus on exchanges from this Policy to other policies (instead of exchanges of other policies to this Policy) because the Policy is no longer being offered.	The Registrant will add disclosure relating to the exchange privilege available in the first 24 months of the Policy.

27.	Overview of the Contract (Page A-13)	Under the heading “Purpose of the Policy,” please consider adding tax preferred accumulation of assets as well as favorable tax treatment of insurance proceeds as additional purposes of the Policy.	The Registrant will make the requested change.

28.	Overview of the Contract (Page A-13)	Under the heading “Payment of Premiums,” please provide a reference to the portfolio company appendix in response to Instruction 1 to Item 3(b)(3) of Form N-6. Please also provide a statement that insufficient premiums may result in a lapse in response to Item 3(b)(4) of Form N-6.	The Registrant will make the requested changes.

29.	Overview of the Contract (Page A-13)	Under the heading “Payment of Premiums,” please disclose what restrictions you are referring to with the phrase “certain restrictions.”	The Registrant will add disclosure elaborating on what is meant by “certain restrictions.”

30.	Overview of the Contract (Page A-13)	Under the heading “Features of the Policy,” as applicable, please provide a brief description of the features identified in Item 3(c) of Form N-6, which include death benefits, withdrawal options, loan provisions, and any available optional benefits. If applicable, also state that investors will incur an additional fee for selecting a particular benefit.	The Registrant will make the requested changes.

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Sonny Oh

February 3, 2021

31.	Overview of the Contract (Page A-13)	Under “Fee Tables,” please refer the reader to the Policy specifications page for more information about specific fees you will pay each year based on options elected.	The Registrant will make the requested change.

32.	Fee Tables (Page A-13	Under “Fee Tables,” please revise the first paragraph to more closely follow the form narrative provided in Item 4 of Form N-6.	The Registrant will make the requested change.

33.	Fee Tables (Page A-13)	Please change the title of the row currently labelled “Sales Charge” to “Maximum Sales Charge (as a percentage of purchase payments).”	The Registrant will make the requested change.

34.	Fee Tables (Page A-13)	Please change the heading of the column currently labelled “Maximum Amount Deductible” to “Maximum Amount Deducted” and move the column so that it appears to the left of the column labelled “Current Amount Deducted.”	The Registrant will make the requested changes.

35.	Fee Tables (Page A-14)	Please consider changing the phrase “surrender or termination” from the row for “Surrender Charge” to a more accurate term.	The Registrant will replace “surrender or termination” with “surrender or lapse.”

36.	Fee Tables (Page A-14)	Please remove the word “monthly” from the row for “Minimum and Maximum Charge” and “Charge in the First Policy Year for a Representative Insured” as these charges are not monthly.	The Registrant will make the requested change.

37.	Fee Tables (Page A-15)	Please add in “base contract charges” as a caption to the table.	The Registrant will make the requested change.

38.	Fee Tables (Page A-15)	For any charges that vary by individual characteristics, please include in a footnote to the chart, a response to Instruction 3(b)(i) through 3(b)(ii) of Item 4 to Form N-6.	The Registrant will make the requested changes, as applicable.

39.	Fee Tables (Page A-15)	Please consider dropping Footnote 6 because the Policies are no longer offered and the disclosure may be more confusing than helpful.	The Registrant will make the requested change.

40.	Fee Tables (Page A-16)	Please move the headings “Children’s Term Insurance” and “Spousal Term Insurance” from the third column to first column.	The Registrant will make the requested changes.

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Sonny Oh

February 3, 2021

41.	Fee Tables (Pages A-16 and A-17)	Please delete Footnotes 9 and 11, and any other footnotes that just describe a rider.	The Registrant will delete Footnotes 9, 11, 13, 14 and 16.

42.	Principal Risks of the Policy (Page A-19)	Please consider adding “short-term investment risk” as its own principal risk because it was listed as a principal risk in the Key Information Table.	The Registrant will add “Short-Term Investment Risk” as a parenthetical to the caption for “Surrender and Withdrawal Risks.”

43.	Principal Risks of the Policy (Page A-19)	We note the parenthetical following the term “lapse” in the second paragraph of the risk factor captioned “Surrender and Withdrawal Risks.” Please clarify whether lapse and termination mean the same thing.	The Registrant will delete the parenthetical. Lapse is one way a Policy terminates (surrender is another way). Thus, the terms “lapse” and “terminate” are coextensive.

44.	Principal Risks of the Policy (Page A-20)	Please confirm the accuracy of the statement “neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% penalty tax,” or revise as necessary.	The Registrant confirms that the statement is accurate.

45.	Principal Risks of the Policy (Page A-20)	Please confirm the accuracy of the statement that you “may limit transfers from the Fixed Account to one each year on the Policy anniversary date,” or amend as necessary.	The Registrant will delete the statement because it is not applicable to the Policies.

46.	Principal Risks of the Policy (Page A-21)	Please add “Cybersecurity” as a principal risk of the Policy.	The Registrant will add “Cybersecurity” as a principal risk of the Policy.

47.	The Separate Account (Page A-21)	Please disclose all other benefits paid from the general account that are also subject to the financial strength and claims-paying ability of the Company, pursuant to pursuant to Item 8(c) of Form N-6. Alternatively, consider adding such disclosure in the description of the fixed account.	The Registrant will add the requested disclosure to the description of the Separate Account on Page A-21.

48.	The Portfolios (Page A-22)	Please update the second paragraph under “The Portfolios” to include the caption that is used in Item 18 of Form N-6, or revise to match the language that appears in the appendix.	The Registrant will update the disclosure to match the language that is used in Appendix A.

49.	The Portfolios (Page A-22)	Please precede the third paragraph under “The Portfolios” with the disclosure that appears as the last sentence of Item 6(c) to Form N-6.	The Registrant will make the requested change.

50.	Certain Payments We Receive with Regard to the Portfolios (Page A-23)	Please update the information in the second paragraph under “Certain Payments We Receive with Regard to the Portfolios” to include data from 2020.	The Registrant will make the requested change.

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Sonny Oh

February 3, 2021

51.	Policy Benefits – Standard Death Benefits (Page A-23)	Per instruction (ii) and (iii) to item 10(a) - Please disclose when the death benefit is calculated and how it is calculated and payable.	The Registrant will make the requested changes.

52.	Calculation of Separate Account Cash Value (Page A-30)

Please revise the disclosure to better incorporate the application of accumulation unit value in describing procedures for valuing investment account/separate account investment divisions, including as a basis upon which premiums are calculated, per Item 9(h)(1) of Form N-6.

Please also add brief disclosure in response to Item 9(h)(4) of Form N-6.

The Registrant respectfully declines to make the requested changes. Although the product uses accumulation unit values for valuing investment account/investment divisions, after careful consideration of the existing disclosure with respect to the requirements of Item 9(h)(1), the Registrant has determined that adding additional disclosure would be duplicative and potentially confusing to investors.

In addition, the Registrant believes that the Valuation Date definition is responsive to Item 9(h)(4) of Form N-6.

53.	Optional Income Plans (Page A-31)	Please add “Optional Income Plans” to the optional benefits table on the next page, as opposed to being listed separately.	The Registrant will make the requested changes.

54.	Optional Insurance Benefits (Page A-32)	Please revise the lead-in paragraph to “Optional Insurance Benefits” to remove extraneous information.	The Registrant will make the requested changes.

55.	Optional Benefits Table (Page A-32)	In the row labelled “Accelerated Death Benefit,” please consider adding that the benefit may be taxable or may affect eligibility for benefits under state/federal law.	The Registrant will make the requested changes.

56.	Issuance of a Policy (Page A-32)	Please consider deleting the following language: “Policies were generally issued only to insureds 80 years of age or under who supplied evidence of insurability satisfactory to Metropolitan Life. Metropolitan Life, however, at its sole discretion, could have issued a Policy to an individual above the age of 80.”	The Registrant respectfully declines to make the requested comment because the information may be useful to Policy owners as to how certain features of their Policy operated in prior years, including as to how those features may have impacted current Policy benefits.

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Sonny Oh

February 3, 2021

57.	Policy Termination and Reinstatement (Page A-38)	Please consider deleting the sentences included in the paragraph labelled “Termination” relating to before and after first two Policy years.	The Registrant respectfully declines to make the requested comment because the information may be useful to Policy owners as to how certain features of their Policy operated in prior years, including as to how those features may have impacted current Policy benefits.

58.	Special Rules (Page A-42)	Consider deleting the subsection labelled “Special Rules-.”	The Registrant respectfully declines to make the requested comment because the information may be useful to Policy owners as to how certain features of their Policy operated in prior years, including as to how those features may have impacted current Policy benefits.

59.	Transfer Charge (Page A-43)	Please disclose the consideration given in exchange for the transfer charge.	The Registrant will make the requested change.

60.	Monthly Policy Charges (Page A-45)	Please include a narrative description of charges/deductions for optional benefits, unless they have been disclosed elsewhere.	The Registrant will provide a narrative description of charges/deductions for optional benefits under the heading “Optional Insurance Benefits.”

61.	Surrender Charge (Page A-45)	Please disclose the consideration given in exchange for the charge.	The Registrant will make the requested change.

62.	Other Charges (Page A-47)	Please revise the disclosure in the paragraph labelled “Fund Investment Management Fee” to better track the disclosure in Item 7(c) of Form N-6.	The Registrant will make the requested change.

63.	Policy Rights	Please add “Policy Rights” to the Table of Contents, as well as the sub-captions below it.	The Registrant will make the requested change.

64.	Exchange Privilege (Page A-49)	Please consider whether the disclosure under “Exchange Privilege” is still necessary.	The Registrant respectfully declines to make the requested comment because the information may be useful to Policy owners as to how certain features of their Policy operated in prior years, including as to how those features may have impacted current Policy benefits.

65.	Exchange Privilege (Page A-50)	Please consider whether there is a more concise way of conveying the information in the second paragraph under “Exchange Privilege.”	The Registrant respectfully declines to make the requested comment because the information relates to exchanges into another Policy issued by MLIC rather than the Fixed Account of this Policy.

66.	The Fixed Account (Page A-50)	Please delete the statement “and Metropolitan Life has been advised that the-staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the Fixed Account.”	The Registrant will make the requested change.

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Sonny Oh

February 3, 2021

67.	Other Policy Provisions (Page A-51)	Please disclose whether there are any state variations that need to be disclosed pursuant to the instruction to Item 8(a) of Form N-6.	The Registrant confirms that there are no state variations that need to be disclosed.

	Federal Tax Matters (Page A-53)	Please update the information in the Federal Tax Matters section as needed.	The federal tax matters section will be updated as part of a global update of the tax disclosures for all variable life products.

68.	Appendix A

Please add the phrase “current expenses and” prior to the phrase “performance information” in the lead-in paragraph and please ensure that all funds are listed and any restrictions are noted.

Please also delete the three sentences immediately following the list of funds available under the Policy.

The Registrant will make the requested change and will ensure all funds are listed and any restrictions are noted.

69.	Appendix B	Please consider moving the information in Appendix B into the body of the prospectus.	The Registrant will make the requested change.

70.	Back Cover

The information at the end of Appendix B appears to be the start of the information required on the back cover page. Please make sure to distinguish between the information provided in Appendix B and the information required on the back cover page.

Please delete registration statement number.

Please confirm that EDGAR contract identifier will be in a font size that is smaller than the rest of the prospectus.

We note the use of the term “Registrant” in the final paragraph and the term “Separate Account” in the third to last paragraph. Please ensure you are using defined terms consistently.

The Registrant will make the requested changes.

72.	Statement of Additional Information—The Company (Page SAI-3)	Please briefly disclose the nature of the business of MetLife, Inc.	The Registrant will add the requested disclosure.

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Sonny Oh

February 3, 2021

73.	Statement of Additional Information—Distribution of the Policies (Page SAI-3)	Please confirm whether the asterisks in the column “Aggregate Amount of Commissions Paid to Distributor” are zeros or numbers to be filled in.	The Registrant confirms that these are numbers to be filled in.

74.	Page SAI-3	Please confirm the omission of Item 21 of Form N-6 “Non-Principal Risks.” We have noticed that some registrants have not provided it.	The Registrant will move applicable disclosure from other sections of the Statement of Additional Information into a new section titled “Non-Principal Risks.”

75.	—Reports (Page SAI-5)	Please consider whether the information under “Reports” needs to be adjusted to reflect Rule 30e-3.	The Registrant will make the requested change.

76.	Personalized Illustrations (Page SAI-6)	Please include the fee for illustrations in the Fee Table and the Key Information Table.	The Registrant will make the requested change.

77.	Exhibits List	Please confirm that the items are responsive to their exhibit number. (For example, POA’s should not be included under “q.”) Please also confirm that Exhibit (p) is responsive to its exhibit number.	The Registrant will make the requested changes and confirms that Exhibit (p) is responsive to its exhibit number.

78.	Item 34(c)	Please revise the disclosure in Item 34(c) to reflect compensation to the depositor. Please remove the reference in Item 34(c) to variable annuity contracts and replace with variable life contracts.

The Registrant respectfully declines to make the requested change, as Item 34 requires information for the Distributor, rather than the Depositor.

The Registrant will make the requested change regarding replacing the reference to variable annuity contracts with a reference to variable life contracts.

79.	Signature Page	Please add the word “indicated” after the word capacities, but before the word “and.”	The Registrant will make the requested change.

80.	Signature Page	Please provide a power of attorney for Carlos M. Gutierrez.	The Registrant notes that a power of attorney for Carlos M. Gutierrez was filed on November 22, 2019.

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Sonny Oh

February 3, 2021

Please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332 with comments or questions.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

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